August 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	ATN International, Inc. Registration Statement on Form S-3 (Registration No. 333-266723)

Ladies & Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ATN International, Inc. hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-266723) so that the Registration Statement becomes effective at 4:00 P.M., Eastern Time, on August 18, 2022, or as soon as practicable thereafter.

ATN INTERNATIONAL, INC.

By:	/s/ Mary Mabey

Name:	Mary Mabey
Title:	Senior Vice President, General Counsel and Secretary

cc:	Laurie A. Cerveny, Esq., Morgan, Lewis & Bockius LLP
Bryan S. Keighery, Esq., Morgan, Lewis & Bockius LLP